One Financial Center Boston, MA 02111 617 542 6000 mintz.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE PLACEHOLDER “[***].”

June 21, 2021

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert, Office of Life Sciences

Re:	Sera Prognostics, Inc.

Draft Registration Statement on Form S-1

Originally submitted March 29, 2021

Registration Statement on Form S-1 (Reg. No. 333-257038)

Filed June 11, 2021

CIK No. 0001534969

Ladies and Gentlemen:

On behalf of Sera Prognostics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 26, 2021 (the “Comment Letter”) relating to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted to the Commission on March 29, 2021, resubmitted to the Commission on May 5 and May 27, 2021, and publicly filed with the Commission on June 11, 2021 (Reg. No. 333-257038) the “Registration Statement”), we submit this supplemental letter to address comment 12 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The supplemental response set forth below is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY SERA

PROGNOSTICS, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-257038)

MINTZ
June 21, 2021 Page 2

12.  Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding option awards and the reasons for the differences between the recent valuations of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to the effectiveness of the Registration Statement (the “Preliminary Price Range”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Among the factors that were considered in setting the Preliminary Price Range were (i) the general conditions of the capital markets and the recent market prices of, and the demand for, publicly traded common stock of comparable companies in the life sciences sector; (ii) the Company’s financial condition and prospects; (iii) estimates of business potential and earnings prospects for the Company and the industry in which it operates; (iv) recent performance of IPOs of comparable companies in the life sciences sector; and (v) the development and progress of the Company’s early commercialization efforts with respect to its PreTRM® test and pipeline development programs.

Common Stock Valuation Methodologies

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, and taking into consideration the analysis conducted by a third party valuation firm to assist with estimation of fair value of the Company’s common stock, as well as the Board’s assessment of additional objective and subjective factors (including those listed on page 74 of the Registration Statement) that it believed were relevant. There are significant judgments and estimates inherent in the Board’s determination of the fair value of the Company’s common stock. The judgments and estimates have taken into account numerous factors, including but not limited to, contemporaneous valuations of the Company’s common stock, the Company’s business, financial condition and results of operations, and related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering or a sale, given prevailing market conditions; the lack of marketability of the Company’s common stock as a private company; the market performance of comparable publicly traded companies in the life sciences and biotechnology industry sectors; and U.S. and global economic and capital market conditions.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY SERA

PROGNOSTICS, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-257038)

MINTZ
June 21, 2021 Page 3

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of its common stock at each valuation date.

•	Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to the common stockholders exceed the value of the liquidation preferences of the preferred stockholders at the time of a liquidity event, such as a merger or sale. Given that the common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates is made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•	Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•	Hybrid Method (“Hybrid Method”). The Hybrid Method is a weighted-average method that combines elements of both the OPM and PWERM methods. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

In order for the Board to determine the estimated fair value of the common stock, the OPM was utilized for the independent third-party valuation of the Company’s common stock as of December 31, 2019 (the “December 2019 Valuation”). Subsequently, because of the Company’s improved visibility into the timing of a potential IPO, the Hybrid Method was utilized for the independent third-party valuations of the Company’s common stock as of December 31, 2020 (the “December 2020 Valuation”), March 1, 2021 (the “Early March 2021 Valuation”), and March 31, 2021 (the “Late March 2021 Valuation”). Equity value for each liquidity event scenario utilized in the December 2020 Valuation, Early March 2021 Valuation, and Late March 2021 Valuation (collectively, the “Hybrid Method Valuations”) was weighted based on a probability of each event’s occurrence. In each of the IPO scenarios discussed below, the Company assumed that all outstanding shares of the Company’s convertible preferred stock would be converted into shares of common stock. In the scenario involving a potential sale of the Company, the Company allocated the value per share by taking into account the liquidation preferences of the convertible preferred stock, consistent with the method outlined in the Practice Guide.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY SERA

PROGNOSTICS, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-257038)

MINTZ
June 21, 2021 Page 4

At each stock option grant date, the Board evaluated any recent events and their potential impacts on the estimated fair value per share of the common stock. For grants of stock options made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant. In connection with valuations prior to December 31, 2020, the Company considered the most recent valuation report, the December 2019 Valuation, as the basis for the value of its common shares at the date of the option grant. The December 2019 Valuation utilized the back-solve method of OPM (“back-solve method”) which is a market approach that assigns an implied enterprise value based on the most recent round of funding or investment, and allows for the incorporation of the implied future benefits and risks of the investment decision as assigned by an outside investor. After December 31, 2020, as noted above, the valuation methodology changed to the use of a Hybrid Method incorporating the OPM (utilizing the back-solve method) and PWERM, as the Company had obtained slightly better visibility into the timing of a potential IPO, but still considered the uncertainty around the Company’s value in the event an IPO did not occur. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Guide.

Common Stock Valuations and Stock Option Grants

During the preceding 18 months, the Company has granted options to purchase its common stock as follows:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options		Estimated Fair Value For Financial Reporting Purposes
February 27, 2020	2,918,700	$	[***]	$	[***]
March 26, 2020	575,511	$	[***]	$	[***]
May 14, 2020	102,500	$	[***]	$	[***]
August 20, 2020	445,222	$	[***]	$	[***]
March 2, 2021	193,500	$	[***]	$	[***]
March 8, 2021	2,178,152	$	[***]	$	[***]
May 3, 2021	1,543,237	$	[***]	$	[***]

* The grant-date fair value of the stock grants dated March 2, 2021 through May 3, 2021 has been adjusted as set forth below under the heading “Reassessment of 2021 Fair Value Determination.”

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY SERA

PROGNOSTICS, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-257038)

MINTZ
June 21, 2021 Page 5

December 2019 Valuation and February, March, May and August 2020 Stock Option Grants

On February 27, 2020, March 26, 2020, May 14, 2020, and August 20, 2020, the Company granted options to purchase a total of 4,041,933 shares of common stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the common stock at the time of the grants was $[***] per share based on a number of factors, including the December 2019 Valuation.

For the December 2019 Valuation, the Company utilized the back-solve method of OPM. In addition, in an effort to estimate the appropriate DLOM for the common stock, an arithmetic average strike put option model (based on the Finnerty model) was performed and other qualitative factors were analyzed as part of the December 2019 valuation. As a result, a DLOM of [***]% was used for the December 2019 Valuation. The December 2019 Valuation estimated the fair value of the Company’s common stock to be $[***] per share.

For the period from the December 2019 Valuation to each of February 27, 2020, March 26, 2020, May 14, 2020, and August 20, 2020, the Board determined there were no significant or material internal or external developments that had occurred since the December 2019 Valuation that warranted a change in the estimated fair value of the Company’s common stock. As a result, the Board determined the estimated fair value of the common stock as of February 27, 2020, March 26, 2020, May 14, 2020, and August 20, 2020 remained $[***] per share.

December 2020 Valuation

For the December 2020 Valuation, the Company estimated the fair value of the Company’s common stock by using the Hybrid Method, with the OPM (stay private scenario) being weighted at [***]% and the PWERM (IPO scenario) being weighted at [***]%. The Company utilized the back-solve method of OPM to determine the implied equity value of the Company in the stay private scenario.

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of convertible preferred stock and the common stock, based on the rights and preferences of each class of equity. The Company then discounted the values of each class of equity in each of two IPO scenarios at an appropriate risk-adjusted rate. The two IPO scenarios were (i) a March 2021 IPO scenario ([***]% weighting) and (ii) a June 2021 IPO scenario ([***]% weighting). The Company believes that the probability weighting of each scenario within the PWERM analysis was appropriate regarding the probable timing of the IPO. The Company deemed it appropriate to include a [***]% weighting for the PWERM methodology because at the time of the December 2020 valuation report, the Company had not yet initiated an IPO process and the mere potential intent to file a registration statement and exit via an IPO does not necessarily mean that the Company would be successful in doing so. Unexpected systemic events like the life science IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, geopolitical risk, or other Company specific events could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one.

In addition, in an effort to estimate the appropriate DLOM for the common stock, an arithmetic average strike put option model (based on the Finnerty model) was performed and other qualitative factors were analyzed as part of the December 2020 Valuation. The result was a DLOM of [***]% and [***]% as applied to the March 2021 IPO and June 2021 IPO under the respective PWERM scenarios and a DLOM of [***]% as applied to the OPM scenario, respectively, which the third party valuation reported was consistent with empirical studies and accounted for the characteristics of the Company and its underlying assets. The December 2020 Valuation estimated the fair value of the Company’s common stock to be $[***] per share.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY SERA

PROGNOSTICS, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-257038)

MINTZ
June 21, 2021 Page 6

Early March 2021 Valuation and March 2021 Stock Option Grants

On March 2, 2021 and March 8, 2021, the Company granted options to purchase a total of 2,371,652 shares of common stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the common stock at the time of the grants was $[***] per share based on a number of factors, including the Early March 2021 Valuation (which was as of March 1, 2021 and reflected the proximity of the Series E convertible preferred stock financing to the valuation date).

For the Early March 2021 Valuation, the Company estimated the fair value of the Company’s common stock by using the Hybrid Method, with the OPM (stay private scenario) being weighted at [***]% and the PWERM (IPO scenarios) being weighted at [***]%. The Company utilized the back-solve method of OPM to determine the implied equity value of the Company in the stay private scenario.

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of convertible preferred stock and the common stock, based on the rights and preferences of each class of equity. The Company then discounted the values of each class of equity in each of two IPO scenarios at an appropriate risk-adjusted rate. The two IPO scenarios were (i) a June 2021 IPO scenario ([***]% weighting) and (ii) a September 2021 IPO scenario ([***]% weighting). The Company believes that the probability weighting of each scenario used in the PWERM analyses was an appropriate methodology in light of factors similar to those set out above with respect to the PWERM analyses in the December 2020 Valuation. The Company deemed it appropriate to include a [***]% weighting for the PWERM methodology because at the time of the valuation the Company had initiated the IPO process, with an organizational meeting having been held in January 2021. The PWERM methodology also reflected the proximity of the Series E convertible preferred stock financing to the valuation date. Nonetheless, as discussed above with respect to the December 2020 Valuation, unexpected systemic events could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one.

In addition, in an effort to estimate the appropriate DLOM for the common stock, an arithmetic average strike put option model (based on the Finnerty model) was performed and other qualitative factors were analyzed as part of the Early March 2021 Valuation. The result was a DLOM of [***]% and [***]% as applied to the June 2021 IPO and September 2021 IPO under the respective PWERM scenarios and a DLOM of [***]% as applied to the OPM scenarios, which the third party valuation reported was consistent with empirical studies and accounted for the characteristics of the Company and its underlying assets. The Early March 2021 Valuation estimated the fair value of the Company’s common stock to be $[***] per share (pre-stock split).

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY SERA

PROGNOSTICS, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-257038)

MINTZ
June 21, 2021 Page 7

The Early March 2021 Valuation reflected the initiation by the Company of the IPO process. For the period from the Early March 2021 Valuation (which was as of March 1, 2021) to each of March 2, 2021 and March 8, 2021, the Board determined there were no internal or external developments since the Early March 2021 Valuation that warranted a change in the estimated fair value of the Company’s common stock, other than the continuation of the IPO process that was already reflected in the Early March 2021 Valuation. As a result, the Board determined the estimated fair value of the common stock as of March 2, 2021 and March 8, 2021 was $[***] per share.

Late March 2021 Valuation and May 2021 Stock Option Grant

On May 3, 2021, the Company granted options to purchase a total of 1,543,237 shares of common stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the common stock at the time of the grants was $[***] per share based on a number of factors, including the Late March 2021 Valuation (which was as of March 31, 2021).

For the Late March 2021 Valuation, the Company estimated the fair value of the Company’s common stock by using the Hybrid Method, with the OPM (stay private scenario) being weighted at [***]% and the PWERM (IPO scenarios) being weighted at [***]%. The Company utilized the back-solve method of OPM to determine the implied equity value of the Company in the stay private scenario.

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of convertible preferred stock and the common stock, based on the rights and preferences of each class of equity. The Company then discounted the values of each class of equity in each of two IPO scenarios at an appropriate risk-adjusted rate. The two IPO scenarios were (i) a June 2021 IPO scenario ([***]% weighting) and (ii) a September 2021 IPO scenario ([***]% weighting). The Company believes that the probability weighting of each scenario used in the PWERM analyses was an appropriate methodology in light of factors similar to those set out above with respect to the PWERM analyses in the December 2020 Valuation. The Company deemed it appropriate to include a [***]% weighting for the PWERM methodology because at the time of the valuation the Company had made further progress with the IPO process, including making a confidential submission of the Registration Statement on March 29, 2021. Nonetheless, as discussed above with respect to the December 2020 Valuation, unexpected systemic events could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one.

In addition, in an effort to estimate the appropriate DLOM for the common stock, an arithmetic average strike put option model (based on the Finnerty model) was performed and other qualitative factors were analyzed as part of the Late March 2021 Valuation. The result was a DLOM of [***]% and [***]% as applied to the June 2021 IPO scenario and September 2021 IPO scenario under the respective PWERM scenarios and a DLOM of [***]% as applied to the OPM scenarios, which the third party valuation reported was consistent with empirical studies and accounted for the characteristics of the Company and its underlying assets. The Late March 2021 Valuation estimated the fair value of the Company’s common stock to be $[***] per share.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY SERA

PROGNOSTICS, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-257038)

MINTZ
June 21, 2021 Page 8

The Late March 2021 Valuation reflected the proximity of the Series E convertible preferred stock financing to the valuation date and further progress by the Company on the IPO process. For the period from the Late March 2021 Valuation (which was as of March 31, 2021) to May 3, 2021, the Board determined there were no internal or external developments since the Late March 2021 Valuation that warranted a change in the estimated fair value of the Company’s common stock, other than the continuation of the IPO process that was already reflected in the Late March 2021 Valuation. As a result, the Board determined the estimated fair value of the common stock as of May 3, 2021 was $[***] per share.

Reassessment of 2021 Fair Value Determinations

In May 2021, subsequent to the issuance of the options on March 2, March 8 and May 3, 2021, the Company determined that it would be appropriate to reassess the estimated fair value of its common stock as of those grant dates in light of significant progress with respect to the preparations for the IPO, and has accordingly adjusted the fair value as of those dates in light of that reassessment. The primary change in the reassessment was adjusting the weightings for the PWERM methodologies in the Early March 2021 and the Late March 2021 Valuations.

The Company adjusted the weighting of the PWERM methodology (IPO scenario) from [***]% to [***]% in the Early March 2021 Valuation which increased the estimated fair value of common stock to $[***]. There were no internal or external developments between the Early March 2021 Valuation and grants made on March 2, 2021 and March 8, 2021, thus the adjusted estimated fair value of the common stock as of March 2, 2021 and March 8, 2021 was determined by the Company to be $[***] per share.

The Company adjusted the weighting of the PWERM methodology (IPO scenario) from [***]% to [***]% in the Late March 2021 Valuation which increased the estimated fair value of common stock to $[***]. There were no internal or external developments between the Late March 2021 Valuation and grants made on May 3, 2021, thus the adjusted estimated fair value of the common stock as of May 3, 2021 was determined by the Company to be $[***] per share.

Pursuant to applicable tax and accounting guidance, the Company determined that it was not necessary to adjust stock compensation expense, based on the adjusted fair value of the options that were granted on the March 2, 2021, March 8, 2021, and May 3, 2021, in the first quarter of 2021 due to the immaterial effect the change would have had on stock compensation expense in the period. The Company will reflect the impact of the changes in fair value of the options that were granted on the above dates in its stock compensation expense in the second quarter of 2021.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY SERA

PROGNOSTICS, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-257038)

MINTZ
June 21, 2021 Page 9

Explanation of Difference Between the Estimated Fair Values of Common Stock Using the Hybrid Method Valuations and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair value of its common stock using the Hybrid Method Valuations and the Preliminary Price Range is the result of the following key factors, among others:

•	The development and early commercialization of the Company’s lead product, the PreTRM® test, including efforts to obtain reimbursement coverage by payers;

•	The development and enhancement of the capacities of the Company’s proprietary technology platform through ongoing expansion and integration of its biobank and its proteomics and bioinformatics databases to broaden the Company’s product candidate pipeline;

•	The ongoing development of the Company’s product candidate pipeline;

•	The sale of the Company’s Series E preferred stock in February 2021 through April 2021 at a price of $5.99 per share;

•	The progress made on the Company’s planned IPO, including holding an organizational meeting in January 2021, confidentially submitting the Registration Statement to the Commission in March 2021, holding testing-the-waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), in May 2021 (“TTW Meetings”), and filing the Registration Statement with the Commission in June 2021;

•	The receipt of input from the lead underwriters of the Company’s planned IPO, including further discussions that took place during the weeks of May 31 and June 7, 2021 with management of the Company and its Board, incorporating feedback from qualified potential investors obtained during the TTW Meetings and taking into account recent market conditions and the supply and demand for such investment opportunities in the marketplace;

•	The reflection in the Preliminary Price Range of an assumed successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario;

•	The fact that the Preliminary Price Range represents a future price for shares of common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the shares of common stock based on the valuations using a Hybrid Method represent an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO;

•	The fact that the Preliminary Price Range reflects, upon a successful IPO, the conversion of the Company’s preferred stock into shares of common stock that will no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO; and

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY SERA

PROGNOSTICS, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-257038)

MINTZ
June 21, 2021 Page 10

•	The successful completion of the IPO resulting in the strengthening of the Company’s balance sheet, the ability to access public equity and to provide enhanced operational flexibility, and the likely resulting increase in the value of the Company’s common stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair value of its common stock as determined by the Board in December 2020 and early and late March 2021 (as adjusted in May 2021) is consistent with the Company’s and the underwriters’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with the referenced stock option grants, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act, upon completion of the Staff’s review thereof, that the Staff either return such unredacted version of this letter to the undersigned or destroy such unredacted version of the letter. The Company believes that return or destruction of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at One Financial Center, Boston, Massachusetts 02111.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 348-4443.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:	Securities and Exchange Commission
Celeste Murphy
Tracey McKoy
Kevin Kuhar

Sera Prognostics, Inc.
Gregory C. Critchfield, M.D., M.S.
Benjamin G. Jackson

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY SERA

PROGNOSTICS, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-257038)